Exhibit 99.2

Federal Court in Massachusetts Denies Vivo Capital’s Petition for Relief on SINOVAC

Court denies Vivo Capital's petition for relief relating to shareholder votes and corporate governance, clearing another legal hurdle for distribution of the US$55.00 per common share special cash dividend

Marks fourth unsuccessful legal attempt in deceptive and disparaging campaign by Advantech/Prime or Vivo Capital against current Board and its Chairman

New reports from two leading independent proxy advisory firms, Glass Lewis and ISS, firmly recommend shareholders vote to KEEP the current Board chaired by Dr. Chiang Li

BEIJING, July 7, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that on June 30, the United States District Court for the District of Massachusetts denied Vivo Capital’s petition against 1Globe Capital LLC (“1Globe”) for relief relating to SINOVAC’s shareholder votes and corporate governance. In its ruling, the Court concluded, “relief relating to governance outcomes or shareholder votes – are DENIED without prejudice.”

The Massachusetts ruling marks the fourth unsuccessful legal attempt by either Advantech/Prime Success (“Advantech/Prime”) or Vivo Capital (together “the Dissenting Investor Group”) to strip SINOVAC common shareholders of their rightful dividend payments. This result follows Advantech/Prime’s recently failed petition in New York and Advantech/Prime and Vivo Capital’s recently failed petition in Hong Kong – which were repeated attempts to block or delay a hearing for interim relief sought by the Company et al at the Antiguan High Court and to interfere with the Company’s payment of the US$55.00 per common share special cash dividend declared by the current SINOVAC Board. The Dissenting Investor Group continues to interfere with the current Board’s fiduciary duties to implement the UK Privy Council’s unappealable ruling in January 2025. In this ruling, the UK Privy Council deemed the former illegitimate board an “Imposter Board” and handed 1Globe – the investment arm of a cancer-focused global R&D group and SINOVAC’s largest shareholder – a victory on all grounds. In addition, the UK Privy Council Judicial Committee, comprising five UK Supreme Court Justices, concluded that there was “nothing unlawful in the conduct of 1Globe” in connection with SINOVAC’s 2018 AGM.

The Dissenting Investor Group’s self-serving, multi-pronged lawfare strategy is crystal clear: (1) block actions taken by the SINOVAC Board to distribute rightful dividend payments to valid SINOVAC common shareholders; (2) protect the ill-gotten gains it stripped from SINOVAC subsidiaries over the past seven years; and (3) regain control of SINOVAC in order to continue to loot the Company. Having failed in the courtroom, the Dissenting Investor Group has decided to instead use deceptive and false stories to attack 1Globe and its founder Dr. Chiang Li, who chairs the current SINOVAC Board. As noted in SINOVAC’s proxy materials, Dr. Li is an accomplished clinician, scientist, inventor, entrepreneur and a seasoned executive with international recognitions. Dr. Li and 1Globe have successfully challenged the Dissenting Investor Group’s abuse in court for the past seven years and championed the rights and interests of all valid SINOVAC shareholders.

During those seven years, The Dissenting Investor Group, in coordination with the former illegitimate board (the “Imposter Former Board”), pursued the following schemes:

1.	Privatization attempt at a below-market price in 2016, which would have succeeded had it not been for the efforts of 1Globe (who declined an invite by the Former Management Buyout Group to join and profit from its privatization attempt);

2.	Invalid PIPE transaction at a below-market price in 2018, which materially diluted SINOVAC shareholders and was made at a time when the Company did not need the capital;

3.	Commitment by the Imposter Former Board to invest ~US$139 million of SINOVAC cash into a venture fund managed by Vivo Capital – creating a clear conflict of interest. This would be in addition to the approximately US$100 million SINOVAC has already invested into Vivo Capital funds.

4.	US$15 million debt investment into Sinovac Life Sciences Co., Ltd. (“SLS”), a wholly owned subsidiary of SINOVAC, in exchange for a 15% equity interest in SLS in 2020, at a time when the Company did not need the capital and which has resulted in over US$1 billion of distributions made to the Dissenting Investor Group. In contrast, SINOVAC common shareholders have received no dividends and haven’t been able to trade their shares for the past six years. To add insult to injury, the Imposter Former Board publicly stated in April 2024 in the Company’s 2023 20-F that it had “no plan to pay any cash dividends on SINOVAC Antigua’s shares in the foreseeable future”;

5.	Barrage of baseless and wasteful legal action in 2025, after refusing to accept the Privy Council’s non-appealable ruling, with the goal of interfering with the dividend payment unless the Dissenting Investor Group is able to double dip on dividends already received from SLS;

6.	Deceptive and disparaging campaign against current SINOVAC board members that is meant to intimidate them and interfere with the stability and function of the current Board.

The Dissenting Investor Group’s hostile actions, baseless claims and wasteful litigation are evidence that it poses a direct threat to the value of your investment and the future of SINOVAC. Don’t let the Dissenting Investor Group, which is working in coordination with SAIF and is represented on SAIF’s Reconstituted Imposter Former Board, regain control of the Company. If the Reconstituted Imposter Former Board succeeds, it will put all valid shareholders’ future dividend payments at risk – this includes the current Board’s announced plans for an additional US$11.00 per common share cash dividend, contingent on the cancellation of the unauthorized PIPE shares, and its adopted policy to issue regular dividends out of surplus cash.

The current SINOVAC Board remains committed to its mission of restoring fairness, delivering value, and protecting the rights of all valid shareholders.

Your Vote is Important

Your vote on or before July 8 will be about the future of SINOVAC, your receipt of your make-whole dividend payments in the near-term, and the long-term value of your investment.

We urge you to keep SINOVAC’s Board in place and vote on the WHITE proxy card “AGAINST” Proposal 1 to remove the current Board and “AGAINST” Proposal 2 to appoint the Reconstituted Imposter Former Board Slate. Your vote is critical to ensuring that SINOVAC remains on the path to stability, growth, and value creation for all shareholders.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S. and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global
Sinovac@fgsglobal.com